MATERIAL CHANGE REPORT

1.	Name and Address of Company TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change November 4, 2004

3.

News Release

A press release dated November 4, 2004, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on November 4, 2004 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.

Summary of Material Change

On November 4, TransGlobe announce that it had entered into a bought deal financing agreement with a syndicate of underwriters to issue 2,530,000 common shares of the Company at a price of Cdn$4.35 per share for gross proceeds of approximately Cdn$11,005,500. TransGlobe has also granted the underwriters an over-allotment option to acquire an additional 379,500 common shares at Cdn$4.35 per common share for gross proceeds of approximately Cdn$1,650,825. If the over-allotment option is exercised in its entirety, the total gross proceeds of the offering would increase to approximately Cdn$12,656,325.

5.	Full Description of Material Change See the attached press release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102 Not Applicable

7.	Omitted Information Not Applicable

8.	Executive Officers For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report November 4, 2004

News From...	Suite 2900, 330 – 5th Avenue, S.W. Calgary, Alberta, Canada T2P 0L4 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION

ANNOUNCES CDN$11 MILLION BOUGHT DEAL FINANCING
TSX: “TGL” & AMEX: “TGA”

Calgary, Alberta, Thursday, November 4, 2004 TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce that it has entered into a bought deal financing agreement with a syndicate of underwriters to issue 2,530,000 common shares at a price of Cdn$4.35 per share for gross proceeds of approximately Cdn$11,005,500. TransGlobe has also granted the underwriters an over-allotment option to acquire an additional 379,500 common shares at Cdn$4.35 per common share for gross proceeds of approximately Cdn$1,650,825. If the over-allotment option is exercised in its entirety, the total gross proceeds of the offering would increase to approximately Cdn$12,656,325. Completion of this transaction is subject to receipt of all necessary regulatory approvals. This transaction is expected to close on or about November 24, 2004.

Proceeds of the offering will be used to expand TransGlobe’s existing capital expenditure programs in the Republic of Yemen and the Arab Republic of Egypt.

TransGlobe is a growth oriented international energy company engaged in the exploration, development and production of crude oil and natural gas in the Republic of Yemen, the Arab Republic of Egypt and Alberta, Canada.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The common shares offered will not and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from registration requirements.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:
Ross G. Clarkson, President & C.E.O.
- or -
s/s/ Ross G. Clarkson	Lloyd W. Herrick, Vice President & C.O.O.
Executive Offices:
#2900, 330 –5th Avenue, S.W.,
Ross G. Clarkson,	Calgary, AB T2P 0L4
President & C.E.O.	Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com